Todos Medical Limited

1 Hamada Street

Rehovot Israel

July 14, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed June 28, 2016

File No. 333-209744

Dear Ms. Hayes:

Todos Medical Limited (the “Company”) is in receipt of your comment letter dated July 6, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.	Your revised disclosures here and in the “Use of Proceeds” section on page 34 state that as of June 28, 2016, there were 122,817 employee option shares that have vested. However, your disclosures elsewhere, including in the third paragraph on page 77, indicate that 226,245 options have vested. Please reconcile.

RESPONSE:	As of July 14, 2016, a total of 2,172,034 employee option shares have been granted. Although, as of July 14, 2016, 271,494 (12.5%) of these 2,172,034 options have vested, only 168,066 are currently available for exercise because, on May 8, 2016, Mr. Zigdon already exercised 103,428 vested options into ordinary shares, which ordinary shares are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. In response to the staff’s comments, we have revised our disclosure throughout the F-1/A to clarify that the difference between the total amount of option shares that have vested and the total amount of vested option shares currently available for exercise, is the 103,428 shares that Mr. Zigdon exercised on May 8, 2016.

Prospectus Summary

Our Company, page 6

2.	We refer to your revised disclosure regarding your entry into an agreement with a hospital in Singapore. We also note that you state on page 6 that if you are unable to raise $2 million, you will focus your efforts solely on completing clinical trials in Israel. Please disclose the material terms of the agreement with the hospital in Singapore. For example, please disclose any limitations or fees payable by you in the event of termination.

RESPONSE:	In response to the staff’s comments, we have disclosed the material terms of the agreement with the hospital in Singapore. We do not believe this agreement needs to be filed as an exhibit to the Registration Statement on Form F-1 because clinical trial agreements are entered into in the ordinary course of our business and this clinical trial agreement is not in one of the categories of Regulation S-K Item 601(b)(10)(ii)(A)-(D).

3.	We refer to your statement that you now expect to begin clinical trials in Singapore in August 2016. Please update your disclosures here and elsewhere as appropriate to discuss the regulatory approvals required for Singapore. Please also disclose the efforts you have taken or plan to take in connection with (x) identifying the regulatory requirements for commercialization and (y) obtaining such regulatory approval.

RESPONSE:	In response to the staff’s comments, we have disclosed that the expected duration of the clinical trial – which will only be a training trial – is six months from commencement. Once the training clinical trial is complete we will: (i) begin a validation clinical trial (which we anticipate will also take six months); and (ii) attempt to ascertain whether there are other regulatory requirements for obtaining commercialization of our tests in Singapore besides obtaining the permission of Singapore’s Health Sciences Authority to distribute and sell our tests. It is hoped that we can obtain the necessary regulatory approvals and begin commercialization of our products in Singapore in approximately 18 months.

Suzanne Hayes, Assistant Director
Securities and Exchange Commission
July 14, 2016

Other

4.	We note your response to prior comment 2 and the statement on page 45 and elsewhere that you expect regulatory approval in Israel to take approximately 1 year if you are unable to raise $2 million. It is unclear what operations you will be able to conduct assuming you are only able to raise a small percentage of the $2 million. Please revise page 45 to provide updated disclosure quantifying your cash and cash equivalents as of the most recent practicable date. Also, please disclose your historical cash burn rate and the approximate number of months you will be able to conduct your operations using currently available capital resources.

RESPONSE:	In response to the staff’s comments, we have disclosed throughout the amended Registration Statement that, if we are unable to raise $2 million, it is highly unlikely we will be able to complete clinical trials in Israel or Singapore or reach commercialization of our products in any location. We have also disclosed throughout the amended Registration Statement that, as of July 11, 2016, our cash holdings were $660,978. While to date our burn rate has been approximately $50,000 per month, our burn rate is going to be increasing to approximately $90,000 per month as a result of the clinical trial in Singapore. We will be able to conduct our operations for approximately 7 months using currently available capital resources.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer